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                             June 23, 2021

       Jeremy Andrus
       Chief Executive Officer
       TGPX Holdings I LLC
       1215 E Wilmington Ave., Suite 200
       Salt Lake City, Utah 84106

                                                        Re: TGPX Holdings I LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2021
                                                            CIK No. 0001857853

       Dear Mr. Andrus:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted June 10, 2021

       A Note from Jeremy Andrus, CEO of Traeger, page iv

   1. Please move Mr. Andrus' letter to a section of the prospectus that follows the Risk
                                                        Factors.
       Selected Consolidated Financial Data, page 69

   2. Please remove the parentheses from Income before provision for income taxes for the periods ended March 31,
2021 and 2020 since such amounts represent income rather than losses.
 Jeremy Andrus
TGPX Holdings I LLC
June 23, 2021
Page 2
Financial Statements
General, page F-1

3.    Please provide subsequent event disclosures as required by ASC 855-10-50.
This
      comment is also applicable to the interim financial statements.
        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,
FirstName LastNameJeremy Andrus
                                                         Division of
Corporation Finance
Comapany NameTGPX Holdings I LLC
                                                         Office of
Manufacturing
June 23, 2021 Page 2
cc:       Stelios Saffos
FirstName LastName